# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AbCellera Biologics Inc., CIK 0001703057
CUSIP: 00288U106
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 150 W 4th Avenue, Vancouver, British Columbia Canada (A1), V5Y 1G6
Date of event which requires filing of this statement: 04/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-023719
Filed by CIK 0001263508

## Reporting persons
- Baker Bros. Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 33,012,138; shared voting power 0; sole dispositive power 33,012,138; shared dispositive power 0; aggregate amount beneficially owned 33,012,138 (10.8% of the class)
- Baker Bros. Advisors (GP) LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 33,012,138; shared voting power 0; sole dispositive power 33,012,138; shared dispositive power 0; aggregate amount beneficially owned 33,012,138 (10.8% of the class)
- Julian C. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 33,012,138; shared voting power 0; sole dispositive power 33,012,138; shared dispositive power 0; aggregate amount beneficially owned 33,012,138 (10.8% of the class)
- Felix J. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 33,012,138; shared voting power 0; sole dispositive power 33,012,138; shared dispositive power 0; aggregate amount beneficially owned 33,012,138 (10.8% of the class)

## Item 1. Issuer
Name of issuer: AbCellera Biologics Inc.
Address of issuer's principal executive offices: 150 W 4th Avenue, Vancouver, A1 V5Y 1G6

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G amends the previously filed Schedule 13G filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. This Amendment No. 2 is being filed jointly by the Reporting Persons.
Address of principal business office or, if none, residence:
The business address of each of the Reporting Persons is:
c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 2 are incorporated herein by reference. Set forth below is the aggregate number of common shares ("Common Stock") of AbCellera Biologics Inc. (the "Issuer") directly held by each of Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds") which may be deemed to be indirectly beneficially owned by the Reporting Persons as well as 2,736,200 Common Shares that may be acquired upon exercise of 27,362 European-style call options with a strike price of $0.20 per share ("EUR Call Options"). The EUR Call Options expire on June 12, 2026.

The percentage of beneficial ownership for each of the Reporting Persons reported herein and the information set forth below is based on 305,264,947 shares of Common Stock outstanding as of April 15, 2026, as reported in the Issuer's Proxy Statement filed with the Securities and Exchange Commission ("SEC") on April 29, 2026. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Percent of class: The Funds beneficially own 33,012,138 shares of Common Stock, including 30,275,938 shares of Common Stock directly held by the Funds and 2,736,200 shares issuable upon the exercise of 27,362 EUR Call Options exercisable within 60 days or 10.8% of the outstanding Common Stock. 667 beneficially owns 0.8% and Life Sciences beneficially owns 10.0% of the outstanding Common Stock.
Sole power to vote or to direct the vote: 667 directly holds 2,254,573 shares of Common Stock and 208,900 shares of Common Stock issuable upon exercise of 2,089 EUR Call Options and Life Sciences directly holds 28,021,365 shares of Common Stock and 2,527,300 shares of Common Stock issuable upon exercise of 25,273 EUR Call Options.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 667 directly holds 2,254,573 shares of Common Stock and 208,900 shares of Common Stock issuable upon exercise of 2,089 EUR Call Options and Life Sciences directly holds 28,021,365 shares of Common Stock and 2,527,300 shares of Common Stock issuable upon exercise of 25,273 EUR Call Options.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Item 4 is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (05/07/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (05/07/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (05/07/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (05/07/2026)